VIA EDGAR

December 10, 2010

Ms. Julie F. Rizzo

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	The Cheesecake Factory Incorporated
Form 10-K for the Fiscal Year Ended December 29, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 23, 2010
File No. 000-20574

Dear Ms. Rizzo:

On behalf of The Cheesecake Factory Incorporated (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) by letter dated November 30, 2010 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2009, filed on February 26, 2010, and the Company’s definitive Proxy Statement on Schedule 14A, filed on April 23, 2010.  The numbering of the paragraphs below corresponds to the numbering of the comments which, for the Staff’s convenience, we have incorporated into this response letter.

Form 10-K for the year ended December 29, 2009

Item 1A.  Risk Factors, page 14

1.              We note your disclosure in the first two paragraphs of this section in which you state that “[i]n addition to the risk factors presented below . . . other factors that may affect consumer behavior and spending for restaurant dining occasions in general, may have a material impact” on you.  We also note your disclosure that “[o]ther sections of this report may identify additional risk factors that could materially and adversely impact [your] business, operating results, financial position and/or cash flows.”  All material risks should be discussed in this section.  Please confirm that in future filings you will revise this section to clarify that all known material risks are discussed.

We hereby confirm that, in future filings, we will revise this section to clarify that all known material risks are discussed in Item 1A.

Definitive Proxy Statement on Schedule 14A

General

2.              We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company has carefully considered the requirements of Item 402(s) of Regulation S-K. In particular, we have noted that Item 402(s) provides that “[t]o the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant, discuss the registrant’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives (emphasis added).”  In addition, we have noted that in its adopting Release 33-9089 at page 17, the Staff concluded that “the final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.”

As part of its annual review of the Company’s employee compensation policies and practices, including those for non-executive officers, the Compensation Committee of the Board of Directors of the Company considered a number of factors in addition to those specified in Item 402(s), including:

•                  The general design philosophy of our compensation policies and practices for employees whose behavior would be most affected by the incentives established by the policies and practices, as such policies and practices relate to or affect risk taking by employees and the manner of their implementation;

•                  Our risk assessment or incentive considerations, if any, in structuring our compensation policies and practices or in awarding and paying compensation;

•                  How our compensation policies and practices relate to the realization of risks resulting from the actions of employees in both the short term and the long term, such as through policies requiring claw backs or imposing holding periods;

•                  Our policies regarding adjustments to compensation policies and practices to address changes in our risk profile;

•                  Any material adjustments we have made to our compensation policies and practices as a result of changes in our risk profile; and

•                  The extent to which we monitor our compensation policies and practices to determine whether our risk management objectives are being met with respect to incentivizing our employees.

Following this review, and taking into consideration the Staff’s position regarding affirmative statements as set forth above, the Compensation Committee concluded that the risks arising from the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company and, accordingly, no additional disclosure concerning the Company’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives, was required in accordance with Item 402(s).  The risk assessment process has been incorporated into the Compensation Committee’s annual compensation policy and practices review, and we will provide disclosure in accordance with Item 402(s) in future filings should such disclosure be required by the applicable rule.

Executive Compensation, page 39

Market Positioning and Pay Benchmarking, page 44

3.              We note that your Compensation Committee reviewed a competitive executive compensation summary in January 2009 to identify a competitive market range for named executive officer compensation.  In future filings, please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you or advise.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We acknowledge your comment and will provide in future filings a list of the companies against which our executive compensation is benchmarked and the Compensation Committee’s analysis of the degree to which such companies compare to us.  As part of this expanded disclosure, we expect to discuss (i) the specific factors to which we have looked in determining that a company is comparable (for example, annual revenue, market capitalization, industry segment, whether we hire from a similar talent pool as a peer company, and other factors if and as considered), (ii) how we use executive compensation surveys, if any, in setting compensation, and (iii) what specific data in the survey affected our compensation decisions (for example, the percentile of the peer companies’ compensation in which our base salaries fall).

Fiscal 2009 Award Program under the 2005 Incentive Plan, page 48

4.              Your disclosure of strategic objectives on page 50 appears to describe performance targets you use to evaluate performance but does not quantify these targets.  Please confirm that in future filings you will quantify all company-wide performance targets or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Please refer to Item 402 of Regulation S-K.

We acknowledge your comment and will identify and quantify in future filings all company-wide performance targets that may be disclosed without resulting in competitive harm.  While some of our strategic objectives (such as operating margins) may be measured using metrics that we disclose publicly, others (such as our guest satisfaction scores) are proprietary and are not disclosed to the public.  In the past, we have stated in our public disclosures that our guest satisfaction scores have improved, but we have not, and currently do not intend to, disclose the scores themselves as such disclosure would likely result in serious competitive harm to the Company.   A similar analysis will be performed with respect to each target and, where we do not quantify those targets, we will (i) include in our discussion of executive compensation a statement to the effect that quantifying such targets would result in competitive harm and (ii) provide the Staff upon request with our analysis of such harm.

* * *

The Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to these filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (818) 871-3080 with any questions regarding the above.

Sincerely,

/s/ Debby R. Zurzolo
Debby R. Zurzolo
Executive Vice President, General Counsel and Secretary